BARNES & THORNBURG LLP	11 South Meridian Street Indianapolis, IN 46204-3535 U.S.A. (317) 236-1313 Fax (317) 231-7433 www.btlaw.com

September 7,  2007

VIA EDGAR AND FACSIMILE

Ellie Quarles
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549

Fax (202) 722-9204

Re:	Vectren Corporation
Definitive 14A
Filed March 20, 2007
File No. 1-15467

Dear Ms. Quarles:

In response to the Staff’s comment letter dated August 21, 2007 regarding the Vectren Corporation definitive proxy materials filed on March 20, 2007, on behalf of, and as counsel to, Vectren Corporation, we respectfully request an extension of the time within which to respond from September 21, 2007 to November 12, 2007. The Board of Directors of Vectren will be meeting at a Board retreat scheduled for October 28-31st and a special session of the Compensation Committee will be convened during this retreat to consider the proposed response to the staff’s comments.  Vectren advises that it would not be practicable to schedule an earlier meeting of the Compensation Committee or to have the proposed response circulated and available for review at any earlier Board meeting.

Please call me at 317-231-7255 with any questions you may have regarding this extension request.  Thank you for your consideration.

Very truly yours,

Barnes & Thornburg LLP

Catherine L. Bridge

        Chicago          Indiana          Michigan          Washington, D.C.